UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42637

Antalpha Platform Holding Company

(Translation of registrant’s name into English)

7 TEMASEK BOULEVARD, #31-02 SUNTEC TOWER 1,
SINGAPORE
038987

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On April 30, 2026, Aurelion, Inc. (Nasdaq: AURE), a publicly traded subsidiary of Antalpha Platform Holding Company, issued a press release announcing its financial results for the quarter ended March 31, 2026, incorporated by reference as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Earnings Release of Aurelion Inc., dated April 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Antalpha Platform Holding Company

By	:	/s/ Paul Liang
Name	:	Paul Liang
Title	:	Chief Financial Officer

Date: April 30, 2026